Lilis Energy, Inc.

300 E. Sonterra Blvd

Suite No. 1220

San Antonio, TX 78258

September 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall

Parhaum J. Hamidi

Timothy S. Levenberg

Re:	Lilis Energy, Inc.

Registration Statement on Form S-1

initially filed on April 28, 2017, as amended

File No. 333-217519

Acceleration Request

Requested Date:	September 8, 2017
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lilis Energy, Inc., a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 253-0900 or e-mail at michael.hedge@klgates.com.

Sincerely,

/s/ Ariella Fuchs

Ariella Fuchs
General Counsel and Secretary

cc:	Michael A. Hedge, K&L Gates LLP

David Lee, K&L Gates LLP